UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C.  20549

                   SCHEDULE 13D

     Under the Securities Exchange Act of 1934
               (Amendment No.  3  )*



                Inamed Corporation
                 (Name of Issuer)


                       Common Stock

          (Title of Class of Securities)

                   453235103
                  (CUSIP Number)

               Jonathan Green, Esq.
            Appaloosa Management L.P.
            51 John F. Kennedy Parkway
           Short Hills, New Jersey 07078
                   (201) 376-5400

   (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

                    March 27, 1997
       (Date of Event which Requires Filing
                of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box .


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See
Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

              Exhibit Index:  Page 6
                 Page 1 of 8 Pages


                  SCHEDULE 13D

CUSIP No. 453235103              Page 2 of 8 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above
     Person

     Appaloosa Management L.P.

2    Check the Appropriate Box If a Member of a
     Group*
                              a.
                              b.   X

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box If Disclosure of Legal Proceedings
     Is Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

          7    Sole Voting Power
      Number of776,300
    Shares
Beneficially   8    Shared Voting Power
      Owned By-0-
    Each
  Reporting    9    Sole Dispositive Power
       Person776,300
    With
               10   Shared Dispositive Power
     -0-

11   Aggregate Amount Beneficially Owned by Each
     Reporting Person
     776,300

12   Check Box If the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented By Amount in Row
     (11)
     9.46%

14   Type of Reporting Person*
     PN

       *SEE INSTRUCTIONS BEFORE FILLING OUT!


                  SCHEDULE 13D

CUSIP No. 453235103              Page 3 of 8 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above
     Person

     David A. Tepper

2    Check the Appropriate Box If a Member of a
     Group*
                              a.
                              b.   X

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box If Disclosure of Legal Proceedings
     Is Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

          7    Sole Voting Power
      Number of776,300
    Shares
Beneficially   8    Shared Voting Power
      Owned By-0-
    Each
  Reporting    9    Sole Dispositive Power
       Person776,300
    With
               10   Shared Dispositive Power
     -0-

11   Aggregate Amount Beneficially Owned by Each
     Reporting Person
     776,300

12   Check Box If the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented By Amount in Row
     (11)
     9.46%

14   Type of Reporting Person*
     IN

       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                   SCHEDULE 13D

     This Amendment No. 3 to the statement on
Schedule 13D filed on behalf of Appaloosa
Management L.P. (the "Manager") and David A. Tepper
("Mr. Tepper" and together with the Manager, collectively, the "Reporting Persons") on August 26,
1996, as amended by Amendment No. 1 filed on September 26, 1996 and Amendment No. 2 filed on
January 28, 1997 (the "Schedule 13D"), relates to the common stock of Inamed Corporation (the
"Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The
Schedule 13D is hereby amended and supplemented as follows:


 Item 2.Identity and Background

     The Manager is the general partner of Ferd
L.P., a Delaware limited partnership ("Ferd"). The limited partner of Ferd is Chestnut Investors III, Inc., a Delaware corporation ("Chestnut"). Chestnut is beneficially owned by Delphi. The address of the principal business and principal office of Ferd is 51 John F. Kennedy Parkway, Short Hills, New
Jersey 07078. The address of the principal business and principal office of Chestnut is 1105
North Market Street, Wilmington, Delaware 19899.


Item 6.   Contracts, Arrangements, Understandings
          or Relationships with Respect to
          Securities of the Issuer

     On March 27, 1997, the Partnership (for itself and on behalf of, and as agent for, Palomino and
Ferd) agreed to purchase from (i) Mr. Scott Bommer and certain of his affiliates (collectively, "Bommer") and (ii) Dreyfus, in the aggregate, $11,697,142.86 principal amount of 11% Secured
Convertible Notes due 1999 of the Company (the
"Notes") issued under that certain indenture, dated as of January 22, 1996 (as amended from time to time, the "Indenture"), between the Company and Santa Barbara Bank & Trust, as trustee. The purchase of the Notes is conditioned upon the effectiveness of certain amendments to the Indenture set forth in that certain Letter
Agreement, dated February 27, 1997 (the "Letter
Agreement"), between the Company and the holders of the Notes.


 Item 7.Material to Be Filed as Exhibits

      Exhibit A:Indenture

     Exhibit B:     Letter Agreement

     Exhibit C:     Trade Confirmation, dated as of
                    March 27, 1997 (the "Dreyfus
                    Confirmation"), among the
                    Partnership, Dreyfus and
                    Goldman, Sachs & Co., as agent.

     Exhibit D:     Trade Confirmation, dated as of
                    March 27, 1997 (the "Bommer
                    Confirmation"), among the
                    Partnership, Bommer and
                    Goldman, Sachs & Co., as agent.


                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 1997


     Appaloosa Management L.P.
      By:Appaloosa Partners
Inc.,
     Its General Partner



      By:/s/ David A. Tepper

     David A. Tepper
     President



     David A. Tepper



     /s/ David A. Tepper

                   EXHIBIT INDEX


       Exhibit     Exhibit NamePage

    A     Indenture                          [Inco
                                             rpora
                                             ted
                                             by
                                             refer
                                             ence
                                             to
                                             Exhib
                                             it
                                             99.2
                                             to
                                             the
                                             Compa
                                             ny's
                                             Inter
                                             im
                                             Repor
                                             t on
                                             Form
                                             8-K
                                             filed
                                             on
                                             April
                                             19,
                                             1996.
                                             ]

 B                   Letter Agreement        [Inco
                                             rpora
                                             ted
                                             by
                                             refer
                                             ence
                                             to
                                             Exhib
                                             it 1
                                             to
                                             the
                                             Amend
                                             ment
                                             No. 2
                                             to
                                             the
                                             Sched
                                             ule
                                             13D
                                             of SC
                                             Funda
                                             menta
                                             l
                                             Inc.,
                                             et
                                             al.
                                             filed
                                             March
                                             4,
                                             1997.
                                             ]


 C                   Dreyfus Confirmation         7

 D                   Bommer Confirmation          [Inco
                                                  rpora
                                                  ted
                                                  by
                                                  refer
                                                  ence
                                                  to
                                                  Exhib
                                                  it 1
                                                  to
                                                  the
                                                  Amend
                                                  ment
                                                  No. 3
                                                  to
                                                  the
                                                  Sched
                                                  ule
                                                  13D
                                                  of SC
                                                  Funda
                                                  menta
                                                  l
                                                  Inc.,
                                                  et
                                                  al.
                                                  filed
                                                  April
                                                  4,
                                                  1997.]


                                       Exhibit 1

                TRADE CONFIRMATION

To:  Seller Name:        Dreyfus                       Goldm
                                                       an,
                                                       Sachs
                                                       & Co.
      Contact Person:     Joe Healy                    Attn:
                                                       Lex
                                                       Malas
                                                       , as
                                                       Agent
     Fax No.:       212-922-4803                  Fax
                                                  No.:
                                                       212-
                                                       902-
                                                       3757
     Phone No.:          212-922-6196                  Phone
                                                       No.:
                                                            212-
                                                            902-
                                                            3495

From:     Buyer Name          Appaloosa Investment
                              Limited Partnership
                              I
     Contact Person      Jim Bolin
     Fax No.:       201-376-5415
     Phone No.:          201-376-5400

We are pleased to confirm the following
transaction:

Trade Date:              March 27, 1997

Buyer:                   Appaloosa Investment
                         Limited Partnership I

Seller:                  Dreyfus

Agent:                   Goldman, Sachs & Co.

Credit Agreement:        Inamed Corp. 11.00% due
                         1999 Secured Convertible
                         Notes.

Purchase Amount/
  Type of Debt:               $6,840,000.00

Form of Purchase:        Assignment

Settlement Date:              Upon issuance of new
                              notes as modified or
                              as soon as
                              practicable.

Pricing:
     Purchase Rate:      100%

     Agent's
      Commission:   .125%

Other Terms of Trade:         Closing of trade
                              subject to execution
                              of mutually
                              acceptable
                              definitive
                              documentation
                              containing provision
                              including
                              confirmation of and
                              Seller's
                              representation that
                              (a) The Notes and
                              Indenture have not
                              been altered or
                              modified since
                              execution of the
                              Note Purchase
                              Agreement, dated
                              January 23, 1996,
                              except for terms
                              outlined in the
                              letter dated
                              February 27, 1997
                              and (b) Notes are
                              secured by a valid,
                              perfected and
                              enforceable first
                              priority security
                              interest in all of
                              the Issuer's assets.












If you agree with the terms and conditions described herein, please provide the signature of a duly authorized officer or other signatory where indicated below and return this letter to the attention of Ceci Winters no later than 5:00 p.m.
(New York City time), March 31, 1997, at the following fax number(s): 212-346-2608.

If you have any questions, please contact Ceci
Winters at 212-902-4424.

                                        ACCEPTED
                                        AND
                                        AGREED:

SELLER                                  BUYER

DREYFUS                                 APPALOOSA
                                        INVESTMENT
                                        LIMITED

PARTNERSHIP I

By:/s/ Joseph Healey                                   By:
                                                       Appal
                                                       oosa
                                                       Manag
                                                       ement
                                                       LP

Its General Partner
                     By:
Appaloosa Partners Inc.
  Name:Joseph Healy
               Its General Partner


Title:Dreyfus Analyst                                  Name:
                                                       /s/
                                                       James
                                                       E.
                                                       Bolin



                     Title: Vice
President
AGENT

GOLDMAN, SACHS & CO.

By:/s/ Keath Alexas Malas


Name:Keath Alexas Malas


Title:Authorized Signarory